Exhibit 7

DBRS POLICIES AND PROCEDURES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

Management of Conflicts of Interest – Disclosure Document

Purpose:

The purpose of this disclosure document is to set out the manner in which DBRS protects the objectivity and independence of its ratings from conflicts of interest.

Identifying Conflicts of Interest

Rating agencies face certain potential threats to their objectivity and independence. When, in the course of its business, an actual or potential conflict of interest is identified, DBRS determines whether the conflict of interest is prohibited and so must be eliminated or whether the conflict can be managed and disclosed.

DBRS will take appropriate action to ensure that any prohibited conflict of interest is eliminated.

In cases where DBRS determines that a conflict of interest is not prohibited, it makes specific and timely public disclosure of the conflict of interest through www.dbrs.com, and establishes, maintains and enforces written policies and procedures to manage the conflict of interest.

DBRS has identified and disclosed the following areas as potential, non-prohibited, conflicts of interest for which related policies and procedures have been implemented.

1. Relationships with Issuers and Subscribers

DBRS operates under an issuer-pay model, meaning that it is paid by issuers, sponsors and underwriters to determine credit ratings with respect to securities or money market instruments they issue, sponsor or underwrite, and by obligors to determine credit ratings with respect to the obligors (collectively "Issuers").

DBRS also receives compensation from those who subscribe to DBRS rating reports, industry studies, commentaries and securitization servicer reports ("Subscribers"). Subscribers may use DBRS ratings for a variety of purposes, including to comply with, or obtain benefits under, laws and rules. Subscribers may also own investments or have entered into transactions that could be favorably or adversely affected by a rating issued by DBRS.

Relationships between DBRS and its Issuers and Subscribers are potential sources of conflicts.

DBRS manages these potential conflicts by ensuring that its ratings are determined in accordance with its established ratings policies, procedures and methodologies, which provide, among other things, that the ratings that DBRS assigns to a security are not affected by the fees DBRS receives for those ratings or from the potential for a new or enhanced business relationship between DBRS and any party.

In order to ensure that the determination of DBRS ratings is influenced only by factors relevant to the credit assessments, DBRS maintains an organizational and committee structure, with supporting policies, procedures and internal controls designed to effectuate the separation of its analytical personnel from those who are involved with marketing activities and fee discussions with Issuers or potential Issuers who may seek a DBRS rating. DBRS prohibits its analytical personnel from initiating, arranging, negotiating, or participating in discussions regarding fees or payments for ratings with current or potential Issuers.

DBRS maintains standard subscription fees for which Subscribers receive access to non-public information, such as rating reports. And while DBRS values its interaction with various market participants, including Subscribers and investors, DBRS ratings do not rely upon any such communications for the purposes of its rating determinations. Furthermore, in the event that DBRS analytical personnel become aware of any security ownership of an Issuer or Subscriber as a result of their interactions, DBRS analytical personnel are prohibited from being influenced by any such knowledge and are required to report any incidents where an Issuer or Subscriber attempts to pressure them or take or refrain from taking a rating action due to such ownership.

DBRS also reviews its ratings on a regular basis, and DBRS public ratings and rating policies and methodologies are publicly available at no cost on www.dbrs.com.

The risk of improper influence over DBRS ratings is further minimized by the fact that no single Issuer or Subscriber accounts for a substantial portion of DBRS' net revenues. In no case will DBRS issue or maintain a rating solicited by any person who, in the most recent fiscal year, provided DBRS with net revenue equal to or exceeding 10 percent of the total net revenue of DBRS for that fiscal year.

Furthermore, DBRS has adopted procedures regarding situations in which it has been engaged by an Issuer to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction. In such cases, DBRS discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (Non-Hired NRSROs). DBRS also obtains written representations from the Issuer of such structured finance products that it will make all the information it gives DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected web site. These procedures enable Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

2. Restrictions on Personal Securities Ownership, Corporate Positions and Post-Employment Activities

Other potential sources of conflict arise when DBRS staff directly involved in the rating process have direct ownership interests in Issuers, or where they have corporate positions with Issuers.

In order to address this potential conflict, DBRS employees are generally obliged to supply the Compliance Department with copies of their personal trading records on a regular basis, and to preclear trades in all securities, except mutual funds, ETFs, Canadian Diversified Collective Investments and the like. In addition, with limited exceptions, DBRS analytical personnel (*i.e,*, staff directly involved in credit rating activities and their immediate family members) are prohibited from buying, selling or engaging in any transaction in any securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their rating group (*e.g.,* corporate, financial, structured finance). DBRS staff also are prohibited from serving as directors or officers in any entity that is rated by DBRS. DBRS rating policies and compliance-related procedures, guidelines and reporting requirements facilitate compliance with these prohibitions.

Furthermore, if a member of DBRS analytical personnel terminates his or her employment with DBRS and secures employment with a rated employer in respect of which the analytical personnel participated in the determination of the credit rating, DBRS shall conduct a review to determine whether a conflict of interest of the analytical personnel influenced a credit rating of a rated employer, and DBRS shall take all required action, including revising a credit rating, if appropriate, and making any necessary Employment Transition reports to the SEC.

3. Ordinary-Course Business Relationships

The third area for potential conflict arises in respect of DBRS's business relationships with Issuers and Subscribers.

DBRS does not have an ownership interest in any rated entity. Any business relationship that DBRS enters into with a person subject to a credit rating or a Subscriber will be on an arm's-length basis. In the event that it is determined that such a relationship may be other than in the ordinary course of business, DBRS has controls in its rating committee process to ensure that the business relationship does not affect the integrity and independence of the rating. The rating committee process is one of the primary ways that DBRS manages conflicts as it provides both a checkpoint for conflicts and minimizes the influence of any one person over the determination of the rating thereby preserving the depth, consistency, objectivity and independence of DBRS ratings. The separation of business and analytical functions at DBRS provides a further layer of protection against any potential conflict arising from DBRS's business relationships.

In addition, DBRS staff is prohibited from entering into business relationships with Issuers, other than arm's-length relationships conducted in the ordinary course of business.

4. Outside Activities of the Board of Directors

DBRS has adopted procedures reasonably designed to ensure that the outside activities of its independent board members do not influence DBRS ratings. Independent board members may not participate in any deliberation or discussion in which the independent board member has a financial interest in the outcome of the rating.

5. Gifts, Benefits and Entertainment

The giving or receipt of gifts, benefits or entertainment may create actual or potential conflicts of interest for DBRS employees. In order to address these conflicts, DBRS has adopted a Global Procedure in this area. Under this Procedure, DBRS Analytical Personnel and their immediate family members are forbidden to solicit or accept any form of gift, benefit or entertainment from anyone with whom DBRS does ratings-related business. Incidental items of a de minimis value that are offered as part of a client meeting are excepted from this prohibition.

Limits are also imposed on the giving of gifts, benefits or entertainment by Analytical Personnel, and on the receipt or giving of gifts, benefits or entertainment by non-Analytical Personnel. With very limited exceptions, all employees must disclose to their Regional Compliance Officer, all gifts, benefits or entertainment they give or receive.

<u>DBRS Business & Employee Codes of Conduct</u>

DBRS also maintains a Business Code of Conduct, which is a summary of an extensive range of policies, procedures and internal controls that DBRS has implemented to ensure the objectivity and integrity of its ratings and transparency of its operations, as well as an Employee Code of Conduct which sets out, and provides guidance in respect of, the DBRS standards of conduct to be followed by DBRS staff, and underpins the DBRS commitment to integrity in the conduct of its business.

SEE ALSO:

** Business Code of Conduct for the DBRS Group of Companies (See especially, Sections 2.1 – 2.18) – February 27, 2015
http://www.dbrs.com/research/228896/Code_Of_Conduct.pdf

The following policies and procedures can be accessed at:
http://www.dbrs.com/research/281336/conflict.pdf

** Anti-Bribery and Corruption Global Policy – February 2, 2015

** Gifts, Benefits & Entertainment Global Procedure – June 15, 2015

** Look-Back Review Global Procedure – January 20, 2015

** Outside Business Interests Global Procedure – July 11, 2013

** Personal Trading Global Policy – May 31, 2014

** SEC Rule 17g-5(a)(3) Procedure – August 19, 2015

** Structured and Corporate Finance Structuring Prohibition Global Policy – August 26, 2015

** Avoiding Conflicts of Interest with Control Investors Global Procedure – July 20, 2015